1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison M Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

April 24, 2024

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Eileen Smiley

Re:	Morgan Stanley Institutional Fund, Inc. (the “Registrant” or the “Fund”)

(File No. 33-23166; 811-05624)

Dear Ms. Smiley:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to certain changes to the Passport Overseas Equity Portfolio and Emerging Markets ex China Portfolio (“Post Effective Amendment 259”), filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on March 1, 2024. The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 260 to the Fund’s registration statement on Form N-1A (“Post Effective Amendment 260”), which will be filed via EDGAR on or before April 29, 2024.

Prospectus

Passport Overseas Equity Portfolio - Summary

Comment 1.	With respect to footnote 3 to the Annual Fund Operating Expenses table for the Fund, please consider clarifying that the fee waiver and/or expense reimbursement arrangement will extend for one year before it may be terminated.

Response 1.       We respectfully acknowledge the comment; however, we believe the existing disclosure is responsive to Item 3 of Form N-1A. We will consider further clarifications to this disclosure in connection with a future filing.

Comment 2.	With respect to footnote 3 to the Annual Fund Operating Expenses table for the Fund, please consider clarifying, if true, that the fee waiver and/or expense reimbursement arrangement may only be terminated by the Board of Directors.

Response 2.       We respectfully acknowledge the comment; however, we believe the existing disclosure is responsive to Item 3 of Form N-1A. We will consider further clarifications to this disclosure in connection with a future filing.

Comment 3.	The following disclosure, describing whether an issuer is considered to be from a particular country or geographic region is included in the section entitled “Details of the Funds—Passport Overseas Equity Portfolio—Principal Investment Strategies”:

“An issuer is considered to be from a particular country or geographic region if: (i) its principal securities trading market is in that country or geographic region; (ii) alone or on a consolidated basis it derives 50% or more of its annual revenue or profits from goods produced, sales made or services performed in that country or geographic region or has at least 50% of its assets, core business operations and/or employees in that country or geographic region; or (iii) it is organized under the laws of, or has a principal office in, that country or geographic region.”

Please add corresponding disclosure to the section entitled “Fund Summary—Passport Overseas Equity Portfolio—Principal Investment Strategies” or a cross-reference to the aforementioned section.

Response 3.       We respectfully acknowledge the comment; however, we believe the existing disclosure is responsive to Item 4 of Form N-1A. We will consider further clarifications to this disclosure in connection with a future filing.

Comment 4.	With respect to the last sentence of the second paragraph under “Fund Summary—Passport Overseas Equity Portfolio—Principal Investment Strategies,” please revise the disclosure to identify specific examples of the ESG criteria that the Adviser considers when making investment decisions. Please also disclose (1) whether the Fund’s ESG criteria are applied to every investment it makes or only to certain investments and (2) whether ESG is the exclusive factor considered or whether it is one of several factors.

Response 4.       We respectfully acknowledge the comment; however, we believe the existing disclosure to be appropriate. In particular, Item 9(b)(2) of Form N-1A requires a registrant to “[e]xplain in general terms how the Fund’s adviser decides which securities to buy and sell.” The current disclosure states that the investment process considers analysis of sustainability with respect to financial strength, environmental and social factors and governance, which is further clarified by the ESG Investment Risk disclosure. In addition, we supplementally confirm that the Adviser considers various factors in determining the materially important environmental and/or social issues facing a company and ESG is not the sole determinant incorporated in the decision whether to select an investment.

Comment 5.	With respect to the third sentence of the third paragraph under “Fund Summary—Passport Overseas Equity Portfolio—Principal Investment Strategies,” which states “the equity securities in which the Fund may invest include common stock, preferred stock, convertible securities, depositary receipts, rights and warrants. Please confirm supplementally to the Staff whether convertible securities includes in-the-money and out-of-the-money convertible securities. If so, please include disclosure that convertible securities, other than those that are deep out-of-the-money, are included as equity securities for purposes of the policy with regard to the investment of 80% of the fund’s assets (the “80% Test”). See amended Rule 35d-1 under the Investment Company Act of 1940.

Response 5.       We respectfully acknowledge the comment; however, we believe that the current disclosure is appropriate. Convertible securities generally do not comprise a material portion of the Fund’s investments.

Comment 6.	Please consider removing the liquidity risk disclosure from the section of the Fund’s prospectus entitled “Fund Summary—Passport Overseas Equity Portfolio—Principal Investment Risks” if the Fund does not principally invest in illiquid or restricted investments.

Response 6.       We believe that the Fund’s current disclosure is appropriate. The liquidity risk disclosure is designed to capture a general principal risk applicable to the Fund’s portfolio. Depending on market conditions, any security in the Fund’s portfolio could present liquidity risk. Furthermore, liquidity risk is an inherent risk of investing in foreign and emerging market securities, which is a principal investment strategy of the Fund.

Comment 7.	Please provide information for all instances that are blank or bracketed in Post Effective Amendment 259.

Response 7.       This information will be completed in Post Effective Amendment 260.

Emerging Markets ex China Portfolio - Summary

Comment 8.	With respect to footnote 3 to the Annual Fund Operating Expenses table for the Fund, please consider clarifying that the fee waiver and/or expense reimbursement arrangement will extend for one year before it may be terminated.

Response 8.       Please refer to the response to Comment 1 above.

Comment 9.	With respect to footnote 3 to the Annual Fund Operating Expenses table for the Fund, please consider clarifying, if true, that the fee waiver and/or expense reimbursement arrangement may only be terminated by the Board of Directors

Response 9.       Please refer to the response to Comment 2 above.

Comment 10.	The section entitled “Additional Information About Fund Investment Strategies and Related Risks—Non-Diversification Risk” indicates that the Fund is non-diversified. Please add corresponding disclosure to the sections entitled “Fund Summary—Emerging Markets ex China Portfolio—Principal Investment Strategies” and “Fund Summary—Emerging Markets ex China Portfolio—Principal Investment Risks.”

Response 10.     The Registrant notes that the Fund is diversified, however, the aforementioned risk disclosed in the section entitled “Additional Information About Fund Investment Strategies and Related Risks—Non-Diversification Risk” applies to another fund in the multi-fund prospectus. In Post-Effective Amendment 260, it will be clarified that Non-Diversification Risk applies only to the specific non-diversified fund, Emerging Markets Leaders Portfolio.

Comment 11.	The following disclosure, describing whether an issuer is considered to be from an emerging markets country is included in the section entitled “Details of the Funds—Emerging Markets ex China Portfolio—Principal Investment Strategies”:

“The Adviser and/or Sub-Adviser consider an issuer to be located in an emerging market country if (i) its principal securities trading market is in an emerging market country, (ii) alone or on a consolidated basis it derives 50% or more of its annual revenue or profits from goods produced, sales made or services performed in emerging market countries or has at least 50% of its assets, core business operations and/or employees in emerging markets countries or (iii) it is organized under the laws of, or has a principal office in, an emerging market country. By applying this test, it is possible that a particular issuer could be deemed to be located in more than one country.”

Please add corresponding disclosure to the section entitled “Fund Summary—Emerging Markets ex China Portfolio—Principal Investment Strategies” or a cross-reference to the aforementioned section.

Response 11.     Please refer to the response to Comment 3 above.

Comment 12.	With respect to the third paragraph under “Fund Summary—Emerging Markets ex China Portfolio—Principal Investment Strategies,” please revise the disclosure to identify specific examples of the ESG criteria that the Adviser considers when making investment decisions. Please also disclose (1) whether the Fund’s ESG criteria are applied to every investment it makes or only to certain investments and (2) whether ESG is the exclusive factor considered or whether it is one of several factors.

Response 12.     We respectfully acknowledge the comment; however, we believe the existing disclosure to be appropriate. In particular, Item 9(b)(2) of Form N-1A requires a registrant to “[e]xplain in general terms how the Fund’s adviser decides which securities to buy and sell.” The current disclosure states that the investment process integrates environmental, social and governance issues when making investment decisions and that the Adviser and/or Sub-Adviser believe that monitoring ESG helps build a more complete picture of the quality of company management and the opportunities and risks facing companies, which is further clarified by the ESG Investment Risk disclosure. In addition, we supplementally confirm that the Adviser considers various factors in determining the materially important environmental and/or social issues facing a company and ESG is not the sole determinant incorporated in the decision whether to select an investment.

Comment 13.	Please confirm supplementally that the Fund does not consider convertible securities to be equity securities for purposes of the Fund’s 80% Test. If it does, please refer to Comment 5 above.

Response 13.     We supplementally confirm that the Fund does not consider convertible securities as equity securities for purposes of the Fund’s 80% Test.

Comment 14.	With respect to “Fund Summary—Emerging Markets ex China Portfolio—Principal Risks—Equity Securities,” please specify what types comprise “related instruments.”

Response 14.     We respectfully acknowledge the comment; however, we believe the existing disclosure to be adequate.

Comment 15.	Please consider removing the liquidity risk disclosure from the section of the Fund’s prospectus entitled “Fund Summary—Emerging Markets ex China Portfolio—Principal Investment Risks” if the Fund does not principally invest in illiquid or restricted investments.

Response 15.     Please refer to the response to Comment 6 above.

Passport Overseas Equity Portfolio – Details of the Fund

Comment 16.	The disclosure describing whether an issuer is considered to be from an emerging markets country included in the section entitled “Details of the Funds—Passport Overseas Equity—Process” indicates “By applying this test, it is possible that a particular issuer could be deemed to be located in more than one country.”

Please explain supplementally whether a company that is deemed to be in the U.S. and another country would be eligible for inclusion in the portfolio. If so, please add disclosure that even if a security is deemed to be from the U.S. but also another country that it could be included in the portfolio.

Response 16.     The Registrant confirms that, for purposes of the 80% Test of whether such issuer is located outside the United States, if an issuer satisfies at least one prong of the test, the Registrant will deem the issuer to be located outside the United States.

Comment 17.	Please revise the disclosure to clarify when the Fund will consider environmental, social and governance (“ESG”) issues and how the consideration of ESG issues will impact the investment process.

Response 17.     We respectfully acknowledge the comment; however, we believe the existing disclosure to be appropriate. In particular, Item 9(b)(2) of Form N-1A requires a registrant to “[e]xplain in general terms how the Fund’s adviser decides which securities to buy and sell.” The current disclosure states that “[t]he investment process integrates information about ESG issues when making investment decisions. The Adviser and/or Sub-Adviser believe that monitoring ESG helps build a more complete picture of the quality of company management and the opportunities and risks facing companies.” This is further clarified by disclosure stating that they may engage portfolio companies with respect to ESG matters and how these may affect long-term financial performance.

Emerging Markets ex China Portfolio – Details of the Fund

Comment 18.	The disclosure describing whether an issuer is considered to be from an emerging markets country included in the section entitled “Details of the Funds—Emerging Markets ex China—Process” indicates “By applying this test, it is possible that a particular issuer could be deemed to be located in more than one country.”

Please explain supplementally whether a company that is deemed to be in the U.S. and another country would be eligible for inclusion in the portfolio. If so, please add disclosure that even if a security is deemed to be from the U.S. but also another country that it could be included in the portfolio.

Response 18.     The Registrant confirms that, for purposes of the 80% Test of whether such issuer is located in an emerging market country, if an issuer satisfies at least one prong of the test, the Registrant will deem the issuer to be located in the emerging market country.

Comment 19.	Please revise the disclosure to clarify when the Fund will consider environmental, social and governance (“ESG”) issues and how the consideration of ESG issues will impact the investment process.

Response 19.     We respectfully acknowledge the comment; however, we believe the existing disclosure to be appropriate. In particular, Item 9(b)(2) of Form N-1A requires a registrant to “[e]xplain in general terms how the Fund’s adviser decides which securities to buy and sell.” The current disclosure states that “[t]he investment process integrates information about ESG issues when making investment decisions. The Adviser and/or Sub-Adviser believe that monitoring ESG helps build a more complete picture of the quality of company management and the opportunities and risks facing companies.” This is further clarified by disclosure stating that they may engage portfolio companies with respect to ESG matters and how these may affect long-term financial performance.

Prospectus – Class IR

Comment 20.	Please confirm that the investment policy and risk sections of the Class IR prospectus conform to the multi-class prospectus filed in Post-Effective Amendment 259 (Multi-Class Prospectus).

Response 20.     We confirm that the investment policy and risk sections of the Class IR prospectus conform with the Multi-Class Prospectus, as applicable.

Comment 21.	To the extent the Staff has provided a comment with respect to the Multi-Class Prospectus that is applicable to the Class IR prospectus, please implement the comment in the Class IR prospectus.

Response 21.     We confirm that Staff comments provided with respect to the Multi-Class Prospectus will be implemented in the Class IR prospectus in Post-Effective Amendment 260.

Statement of Additional Information

Comment 22.	Please explain and disclose which Fund or Funds in particular may obtain potential exposure to bitcoin or if all Funds may potentially obtain such exposure.

Response 22.     The Statement of Additional Information in Post-Effective Amendment 260 will include a list of funds that may obtain Bitcoin exposure. Additionally, the chart in the section of the Statement of Additional Information entitled “Investment Policies and Strategies” indicates which Funds may obtain bitcoin exposure.

Comment 23.	Please disclose the amount of bitcoin exposure that the Fund(s) may obtain.

Response 23.     The Registrant respectfully acknowledges the comment and, with respect to Funds which may obtain exposure to Bitcoin, will consider making the requested revision in connection with a future annual update.

Comment 24.	If the Fund(s) may obtain bitcoin exposure through cash-settled futures on the Chicago Mercantile Exchange, please so disclose. If not, please disclose that bitcoin exposure would be obtained through non-exchange-traded means.

Response 24.     The Registrant respectfully acknowledges the comment and, with respect to Funds which may obtain exposure to Bitcoin, will consider making the requested revision in connection with a future annual update.

Comment 25.	The section of the Statement of Additional Information entitled “Investment Policies and Strategies” states “[t]he Fund may have exposure to bitcoin indirectly through cash settled futures or indirectly through investments in pooled investment vehicles and exchange-traded products that invest in bitcoin (“Bitcoin ETFs”), a privately offered investment vehicle that invests in bitcoin.” Please consider revising this sentence to delete the reference to “pooled investment vehicles” and clarify whether bitcoin ETFs trade on U.S. regulated exchanges.

Response 25.      This disclosure will be revised accordingly in Post Effective Amendment 260.

Comment 26.	Please disclose that Bitcoin ETFs are not registered as investment companies under the Investment Company Act of 1940 (the “1940 Act”) and that, therefore, Bitcoin ETFs are not afforded protection by the 1940 Act or the Investment Advisers Act of 1940.

Response 26.     The disclosure will be revised in Post Effective Amendment 260 to indicate that the securities of Bitcoin ETFs are generally not registered under the 1940 Act, and therefore a Fund’s investments in Bitcoin ETFs will not benefit from the protections and restrictions of the 1940 Act and the regulations thereunder.

Comment 27.	The section of the Statement of Additional Information entitled “Investment Policies and Strategies” states that “[t]he Fund may have exposure to bitcoin indirectly through … [Bitcoin ETFs], a privately offered investment vehicle that invests in bitcoin.” Please consider removing such disclosure as Bitcoin ETFs are registered products.

Response 27.     This disclosure will be revised accordingly in Post Effective Amendment 260.

Comment 28.	The section of the Statement of Additional Information entitled “Investment Policies and Strategies” states that “[c]ryptocurrencies (also referred to as “virtual currencies” and “digital currencies”) are digital assets designed to act as a medium of exchange.” Please revise all “cryptocurrencies” references to “crypto assets” or “digital assets,” and clarify that, although bitcoin and similar cryptocurrencies may be referred to as “cryptocurrency,” “virtual currency” or “digital currency,” such assets are not widely accepted as a medium of exchange.

Response 28.     The Registrant respectfully acknowledges the comment and, with respect to Funds which may obtain exposure to Bitcoin, will consider making the requested revision in connection with a future annual update.

Comment 29.	Please revise disclosure relating to the markets on which crypto assets trade on to remove references to “exchanges,” as crypto asset trading platforms are not registered exchanges pursuant to Section 6(g) of the Securities Exchange Act of 1934.

Response 29.     The Registrant respectfully acknowledges the comment and, with respect to Funds which may obtain exposure to Bitcoin, will consider making the requested revision in connection with a future annual update.

Comment 30.	Please consider including disclosure that the trading platforms on which crypto assets trade may be operating out of compliance with applicable regulations and laws. Please also disclose that the trading platforms on which bitcoin is traded, and which may serve as a pricing source for the valuation of bitcoin holdings, may be subject to enforcement action by the authorities.

Response 30.     The Registrant respectfully acknowledges the comment and, with respect to Funds which may obtain exposure to Bitcoin, will consider making the requested revision in connection with a future annual update.

Comment 31.	The section of the Statement of Additional Information entitled “Investment Policies and Strategies” states that “[t]he Fund’s investments in Bitcoin ETFs are also subject to the risks associated with private funds and ETFs generally, including liquidity risk, authorized participant concentration risk, cash transactions risk and trading risk. The securities of such private funds are generally not registered under the 1940 Act, and therefore the Fund’s investments in Bitcoin ETFs will not benefit from the protections and restrictions of such laws and the regulations thereunder.” Please consider revising the placement of or removing such disclosure as Bitcoin ETFs are registered products.

Response 31.     The Registrant respectfully acknowledges the comment and, with respect to Funds which may obtain exposure to Bitcoin, will consider making the requested revision in connection with a future annual update.

Comment 32.	The section of the Statement of Additional Information entitled “Investment Policies and Strategies” states that “the Fund’s investments in Bitcoin ETFs will not benefit from the protections and restrictions of [the Investment Company Act of 1940] and the regulations thereunder.” Please revise this disclosure to reflect that Bitcoin ETFs are registered products and, therefore, that such ETFs will benefit from the protections and restrictions of applicable laws. Alternatively, please confirm supplementally that the Fund intends to invest in privately traded Bitcoin ETFs.

Response 32.     The Registrant respectfully acknowledges the comment and, with respect to Funds which may obtain exposure to Bitcoin, will consider making the requested revision in connection with a future annual update.

*                         *                         *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai